September 2, 2009

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance

Re:	Intelligroup, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 20, 2009
File No. 0-20943

Dear Ms. Collins:

     On behalf of Intelligroup, Inc. (the "Company"), the following are our responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter (the “Comment Letter”) dated July 31, 2009. The Staff’s comments have been retyped in italics below, and are followed by our responses.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 26

1.

Please consider expanding your overview to include an enhanced discussion of known trends, demands, commitments, events and uncertainties. Disclosure decisions concerning trends, demands, commitments, events, and uncertainties generally should involve the: consideration of financial, operational and other information known to you; identification, based on this information, of known trends and uncertainties; and assessment of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on your liquidity, capital resources or results of operations. MD&A is intended to provide, in one section of a filing, material historical and prospective textual disclosure enabling investors and other users to assess the financial condition and results of your operations, with particular emphasis on your prospects for the future. See SEC Release Nos. 33-6835 and 33-8350. For example, we note that the transcript from your first quarter earnings call provides additional information regarding: the impact of the current economic environment on your business, the number of new customers added, the amount of new business from existing customers, changes in billing rates, and the impact of the downturn in business at SAP. As applicable, please consider whether future filings should address these issues.

Response 1

The Company acknowledges the Staff's comments and as a result, based on information known to it, has included an enhanced discussion of known trends and uncertainties, and an assessment of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on its liquidity, capital resources or results of operations within its Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") on pages 24-28 and 31 of its quarterly report for the quarter ended June 30, 2009 filed with the Commission on August 14, 2009 (the "Second Quarter 10-Q"). The Company further confirms that it will, based on information known to it, continue to include in its MD&A, discussion of known trends and uncertainties, and an assessment of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on your liquidity, capital resources or results of operations in MD&A in accordance with Item 303 of Regulation S-K in future filings.

Results of Operations, page 30

2.

Your discussion of the results of operations frequently does not quantify sources of material changes. For example, but without limitation, your discussion of the increase in total revenue does not disclose how much was attributable to growth from existing customers versus the increase in new customer base, and your discussion of the increase in India revenue does not disclose how much was attributable to increased demand in the India, Gulf Coast and Middle East regions versus increased demand for offshore services from customers in the United States. Also, throughout MD&A you discuss the improvement in operations due to the increase in utilization rate, however, you do not quantify the changes in such rate. Please note that prefacing the reference to these sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. See Section III.D of SEC Release No. 33-6835. In future filings, please quantify the sources of material changes and any offsetting factors. Please note that this comment also applies to your filings on Form 10-Q, most notably in the revenue discussion.

Response 2

The Company acknowledges the Staff's comments and as a result, the Company quantified the sources of material changes and any offsetting factors in its discussion of the results of operations for the three and six months ended June 30, 2009 on pages 24-28 of its Second Quarter 10-Q. The Company further confirms that it will continue to quantify the sources of material changes and any offsetting factors in its discussion of the results of operations in future filings.

Item 10, Directors and Executive Officers and Corporate Governance nacre 38 (Incorporated by Reference to Definitive Proxy Statement Filed April 30, 2009)

Committees of the Board, page 7

Audit Committee. page 8

3.	We note that you have not disclosed why you do not have an audit committee financial expert, as required by Item 407(d)(5)(i)(C) of Regulation S-K. Please include this disclosure in future filings.

Response 3

As disclosed in previous filings, the Company's securities are not currently listed on a national securities exchange and therefore the Company is not subject to the listing standards for audit committees set forth in SEC Rule 10A-3. Consequently, the Company does not have three independent directors to serve on its Audit Committee and does not have an "audit committee financial expert". The Company confirms that it will supplement the above discussion of why the Company does not have an audit committee financial expert, as required by Item 407(d)(5)(i)(C) of Regulation S-K in future filings.

Item 15. Exhibits and Financial Statement Schedule, page 39

4.

We note that effective August 1, 2005, your subsidiary entered into an agreement to lease certain premises from ILABS Hyderabad Technology Center Pvt, Ltd., a party with which two members of your Board of Directors are affiliated. Please provide us with your analysis as to how you determined not to file the agreement as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response 4

The Company acknowledges the Staff's comment. While the Company has always disclosed the material terms of such lease agreement in its annual and quarterly reports, upon further analysis in response to the Staff Comments, the Company has decided to file the lease between its subsidiary and ILABS Hyderabad Technology Center Pvt, Ltd. as an exhibit to its next quarterly report on Form 10-Q.

Signatures, page 43

5.

We note that your Form 10-K has not been signed in the company and individual capacities. Please file an amended Form 10-K that is properly signed. We note that your most recent Form 10-Q is properly signed.

Response 5

On August 7, 2009, the Company filed Amendment No. 1 on Form 10-K/A (the “Form 10/KA”) to its Annual Report on Form 10-K (the “Annual Report”) for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2009, for the purpose of including the typed signatures that were inadvertently omitted from the Annual Report when it was initially filed. At the time the Company filed the Annual Report each signatory to the filing manually signed a signature page. The Company retained and will continue to retain such signature pages for a period of five years. Upon request, the Company shall furnish to the Commission or its staff a copy of any or all such documents.

6.

We note that you did not identify the person signing the annual report on Form 10-K in the capacity of controller or principal accounting officer. See paragraph 2(a) of General Instruction 1) to Form 10-K. Note that any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See paragraph 2(b) of General Instruction D to Form 10-K. Please advise.

Response 6

On August 7, 2009, the Company filed Amendment No. 1 on Form 10-K/A (the “Form 10/KA”) to its Annual Report on Form 10-K (the “Annual Report”) for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2009, to indicate each capacity in which a person signs the Annual Report when such person occupies more than one of the specified positions. Specifically, the Company has now indicated that the Company's Chief Financial Officer also signs the annual report in his capacity as principal accounting officer.

Notes to Consolidated Financial Statements Revenue Recognition. page 51

7.

We note disclosure on page 51 that you recognize revenues for your fixed price implementation contracts using the percentage of completion method of accounting. Tell us how you considered footnote 1 of SOP 81-1 which does not permit the use of contract accounting for service contracts and explain further why you believe it is appropriate to use contract accounting for these service arrangements. Also, clarify the manner in which you measure performance. If revenue is recognized based on costs incurred, to the extent that these arrangements should be accounted for pursuant to SAB 104, tell us why you believe it is appropriate to use costs as the basis for revenue recognition. In this regard, for each of your service offerings explain why you believe that costs incurred are consistent with the pattern in which services are provided to the customer.

Response 7

A significant majority (approximately 90%) of our contractual arrangements is on a time-and-material (per person; per hour or per man-day basis) or on a fixed-rate basis (calculated based on man-months/days). For those contracts, the expectation of service and performance closely matches the time spent by the people and therefore the cost incurred is consistent with the pattern in which services are provided.

Approximately 10% of the Company’s revenues are generated from fixed price service contracts that relate to the implementation of a customer’s information technology (IT) system. In some instances, these services include the design of an IT system blueprint and the resulting implementation of the system, all of which is based on the customer’s specifications. The Company evaluated the revenue recognition model for these arrangements and considered footnote 1 of SOP 81-1, which indicates that the statement does not apply to service transactions as defined in the FASB’s October 23, 1978 Invitation to Comment, Accounting for Certain Service Transactions. However, footnote 1 also indicates that the statement does apply to separate contracts to provide services essential to the construction or production of tangible property, such as design, engineering, procurement, and construction management and further references paragraph 13 for examples. Paragraph 13(c) describes contracts to design, develop, manufacture or modify complex aerospace or electronic equipment to a buyer’s specifications or to provide services related to the performance of such contracts. The Company concluded that an IT systems implementation project is similar in nature to the transactions described in SOP 81-1 paragraph 13(c) since the Company is designing and modifying an IT system based on customer specifications. Furthermore, the Company considered the guidance in paragraph 74 of SOP 97-2 which acknowledges that software services provided in connection with significant production, modification or customization of software are within the scope of SOP 81-1. Therefore, the Company has concluded these contracts are within the scope of SOP 81-1.

As disclosed on page 51 of our 10-K, the revenue recognition for these contracts is based on the percentage of completion method because reasonably dependable estimates of the revenue and costs applicable to various stages of the contract can be made, based on historical experience and milestones set in the contract. The Company measures progress toward completion based on the ratio of costs incurred to total estimated costs. In determining the progress toward completion the Company regularly monitors the efforts expended on each related contract, forecasts the remaining costs to complete the contract and adjusts revenue to reflect the relationship of the total costs incurred to the total estimated costs at completion. Losses, if any, are recognized in the period in which they become known based on the estimate of total cost at completion in comparison to the expected total revenue for the contract.

Where the contracts involve only implementation services, the Company recognizes revenue based on the pattern of performance of the contracted service to determine the extent to which the earnings process has been completed thereby measuring performance using a proportional performance method. Our customers expect the implementation efforts to be completed or delivered as our people incur time on those projects. For these contracts, the pattern of performance closely resembles the time spent by our employees. We therefore believe that for fixed price contracts for only implementation services, the efforts-expended is an appropriate measure for the proportion of service rendered in relation to the total services expected to be rendered. We use the cost of those efforts as a proportion of total cost expected to be incurred as a measure of the services rendered as our people have different rates. In determining the revenue to be recognized the Company prepares a budget based on the effort required, including the level of people and the location (as our resources are at different rates) for a contract. The pricing for the contract is based on the mix of individuals and these estimates. The budgets are regularly monitored to track the progress of service delivery and are largely consistent in our experience. Activities performed prior to commencing delivery of the contracted service are not included in the effort expended for the purpose of revenue recognition.

During fiscal 2008 and 2007, revenue derived from all fixed price service contracts was approximately $15 million and $18 million out of the Company's consolidated revenue of $157 million and $145 million, respectively.

In future filings, we will expand our revenue recognition disclosures to clarify the accounting for implementation services as described above. We expect our revenue recognition disclosure to be consistent with the following in future filings (we have marked the changes to the disclosure on page 51 of our 2008 10-K):

We generate revenue from professional services rendered to customers. Revenue is recognized under the Company’s contracts generally when persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collection of amounts billed is reasonably assured. The majority of our revenue is generated under time-and-material contracts whereby costs and revenue are recognized as services are performed, with the corresponding cost of providing those services reflected as cost of revenue. The majority of customers are billed on an hourly or daily basis whereby actual time is charged directly to the customer. Such method is expected to result in reasonably consistent profit margins over the contract term.

We also derive a portion of our revenue from fixed-price, fixed-time contracts. Revenue generated from most fixed-price contracts, including most application management and support contracts, is recognized ratably over the contract term. Certain fixed price contracts are for implementation services, including design and modification, for which specifications are provided by the customer. The scope of the work is usually defined in terms of overall deliverables and the revenue for such work is ultimately earned by achieving the deliverables. We consider the performance of service towards the planned deliverable as partial execution of the deliverable and hence the revenue generated from such fixed-price contracts is recognized using the percentage of completion (POC) method as the percentage of completion method recognizes the legal and economic results of contract performance on a timely basis. This method of accounting relies on estimates of total expected contract revenues and costs. Where the contracts involve only implementation services, the Company recognizes revenue based on a proportional performance method. The pattern of performance on these contracts closely resembles the time spent by our employees and therefore efforts-expended, measured based on the cost of the employee’s time, is used as a measure for the proportion of services rendered in relation to the total services expected to be rendered.

The use of the POC method or the proportional performance method requires significant judgment relative to estimating the number of hours or days required to complete the contracted scope of work, including assumptions and estimates relative to the length of time to complete the project and the nature and complexity of the work to be performed. Our project delivery and business unit finance personnel continually review labor hours incurred and estimated total labor hours, which may result in revisions to the amount of recognized revenue for the contract. Changes in estimates are accounted for in the period of change. If we do not accurately estimate the resources required or the scope of work to be performed for a contract or if we do not manage the project properly within the planned time period, then a loss may have to be recognized on the contract. Losses are recorded in the period when they become known, and estimated through the completion of the contract.

We occasionally derive revenue from projects involving multiple revenue-generating activities. Accordingly, the revenue from such projects is accounted for in accordance with the Emerging Issues Task Force of the Financial Accounting Standards Board (“FASB”) Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” If a contract involves the provision of multiple service elements, total estimated contract revenue is allocated to each element based on the relative fair value of each element. The amount of revenue allocated to each element is limited to the amount that is not contingent upon the delivery of another element in the future. Revenue for each element is then recognized as described above depending upon whether the contract is a time-and-materials contract or a fixed-price, fixed-time contract.

Any estimation process, including that used in preparing contract accounting models, involves inherent risk. We reduce the inherent risk relating to revenue and cost estimates in percentage-of-completion models through approval and monitoring processes. Risks relating to service delivery, usage, productivity and other factors are considered in the estimation process.

Unbilled services at December 31, 200X and 200Y represent services provided through December 31, 200X and 200Y, respectively, which are billed subsequent to year-end. All such amounts are anticipated to be collected in the following year.

We recognize revenue for services where collection from the client is reasonably assured. We establish billing terms at the time project deliverables are agreed, and we continually monitor timely payments from customers and assess collection issues. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. We base our estimates on historical collection and write-off experience, current trends, credit policy, detailed analysis of specific client situations and percentage of accounts receivable by aging category.

8.

You disclose that the Company occasionally derives revenue from projects involving multiple revenue-generating activities for which estimated contract revenue is allocated to each element based on the relative fair value of each element in accordance with EJTF 00-21. Tell us how you determined the separate deliverables and how these deliverables qualify as separate units of accounting pursuant to paragraph 9 of EITF 00-21. Please describe the deliverables included in a typical multiple element arrangement.

Response 8

The multiple element revenue-generating activities entered into by the Company include delivery of hardware and software, along with the customization and integration of these components to meet the customer’s business processes. Generally, our customers themselves decide on their hardware and software needs and procure them. We are engaged by them to customize these to meet the desired business processes. In general, instances of multiple element arrangements are limited. During the fiscal year 2008, the Company had only one instance of multiple revenue-generating activities. Therefore, the total value of multiple revenue-generating activities was less than 1% of the Company’s total revenues. In this particular instance, the customer chose us to procure/provide its hardware and software needs. In accordance with paragraph 9 of EITF 00-21, the Company determined the separate units of accounting at the inception of the contract with multiple deliverables validating that each deliverable met the following criteria:

(a) sold separately by a vendor on a standalone basis (hardware, software licenses, customization and/or post implementation services);

(b) there was objective and reliable evidence of the fair value of the undelivered item(s) and

(c) if the arrangement includes a general right of return relative to the delivered item, the performance of the undelivered item(s) is considered probably and substantially in the control of the Company.

The arrangement entered into by the Company did not have a general right of return of the delivered items. The fair value of the undelivered item, services was available with the Company and was determined based on standalone sales of similar services. The delivered items i.e. the hardware and software licenses are sold separately by the various vendors on a standalone basis since most of our customers purchase these themselves.

Fair Value of Financial Instruments, page 53

9.

Tell us how you considered providing disclosures pursuant to the requirements of paragraphs 32 to 35 of SFAS 157 related to your cash equivalent investments, addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.

Response 9

The Company considers all highly liquid debt instruments and other short-term investments with a maturity of three months or less, when purchased, to be cash equivalents. However, the Company did not have any such cash equivalents as at December 31, 2008 and December 31, 2007. Disclosures pursuant to the requirements of paragraphs 32 to 35 of SFAS 157 for all kinds of financial instruments it held as of the reporting dates were included under the Company’s notes to consolidated financial statements on page 53 in its annual report Form 10-K for the year ended December 31, 2008.

The Company acknowledges the Staff’s comments and as a result disclosed that the Company does not have any cash equivalents in its Second Quarter 10-Q. Please refer to page 7 of the Second Quarter 10-Q for updated disclosure of the Company’s cash and cash equivalents. The disclosure has been reproduced below for the Commission immediate reference.

“The Company considers all highly liquid debt instruments and other short term investments with a maturity of three months or less, when purchased, to be cash equivalents.

The Company did not have any cash equivalents as at June 30, 2009 and December 31, 2008.”

The Company further confirms that it will disclose the composition of its cash and cash equivalents, if any, and the amount held in each type of instrument adhering to the disclosures pursuant to the requirements of paragraphs 32 to 35 of SFAS 157 in its future filings.

Note 13. Employee Benefit Plans, page 64

10.

We note that the Company maintains a defined benefit pension plan for your India subsidiary. Please confirm that the Company adopted the provisions of paragraphs 4 and 7 of SFAS 158 effective January 1, 2007 and tell us what impact, if any, this guidance had on your financial. Also, confirm that you intend to adopt the provisions paragraphs 5, 6, and 9 effective January 1, 2009 and tell us your consideration to include a discussion of this accounting standard in your filings.

Response 10

The Company adopted the recognition requirements of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R)” (“SFAS 158”) as of December 31, 2006 for its defined benefit pension plan as referred to as “Gratuity Plan”. Since the Company did not have any unrecognized service costs as of the adoption date, the implementation of this standard did not have an impact on its consolidated financial statements.

The Company also adopted the measurement date requirement as of January 1, 2008 for its Gratuity Plan on its annual report Form 10-K for the year ended December 31, 2008. Since the measurement date for these employee retirement benefits coincides with reporting date of the financial statements, the measurement date requirement of this standard did not have an impact on the Company’s disclosures.

The Company acknowledges the Staff’s comments and as a result disclosed that there was no impact on adoption of SFAS 158 in its Second Quarter 10-Q. Please refer to page 10 of the Second Quarter 10-Q for the updated disclosure. The relevant section of the pension liability policy has been reproduced below for the Commission’s immediate reference.

The discount rate enables the Company to state expected future cash flows at a present value on the measurement date. The discount rate used is equal to the yield on high quality fixed income investments in India at the measurement date. The expected rate of return on plan assets is estimated based on available market information, Indian law which regulates such investments and historical returns. The measurement date for these employee retirement benefits coincides with reporting date of the financial statements. The Company adopted the recognition and disclosure requirements of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R)” (“SFAS 158”) as of December 31, 2006 and the measurement date requirement as of January 1, 2008. The implementation of this standard did not have a material impact on its consolidated financial statements.

For its future filings, the Company confirms that it will disclose the fact that it adopted the provisions of FAS 158 as of December 31, 2006 and the measurement date requirement effective January 1, 2008.

Exhibits 31.1 and 31.2

11.

The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section I1.B.4 of SEC Release No. 34-46427. We note that you have made the following changes:

  Replaced the word "report" with "annual report" in paragraphs 2, 3, and 4; and

  Modified the language of paragraph 4(d).

Please confirm that you will conform your disclosures in future filings to the exact language of provided in Item 601(b)(31) of Regulation S-K. Please note that this comment also applies to your Form I 0-Q for the fiscal quarter ended March 31, 2009.

Response 11

The Company acknowledges the Staff's comments and conformed its disclosures in its Second Quarter 10-Q to the exact language provided in Item 601(b)(31). The Company further confirms that it will continue to conform its disclosures in future filings to the exact language provided in Item 601(b)(31) of Regulation S-K.

*******

     The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call me at 646-810-7406 if there are any questions or further information is required.

Sincerely,
/s/ Alok Bajpai
Alok Bajpai
Chief Financial Officer & Principal Accounting Officer.

Cc:

Megan Akst, Securities and Exchange Commission
Barbara Jacobs, Securities and Exchange Commission
Evan Jacobson, Securities and Exchange Commission
Alisa Kennedy, Ernst & Young
Srikant Nagaraj, Ernst & Young
Meredith Prithviraj, Lowenstein Sandler, PC